2008 **Annual Report**


$5 Billion Sales
15% Operating Margins
30% Global Sales
15% ROIC
100% Cash Conversion

CARLISLE

We ended 2008 a stronger company and a more formidable global competitor.

David A. Roberts
Chairman, President &
Chief Executive Officer

Carlisle Companies

Carlisle Construction Materials

Carlisle Tire & Wheel

Trail King Industries

Carlisle FoodService Products

Carlisle Interconnect Technologies

Carlisle Industrial Brake & Friction

Johnson Truck Bodies

Carlisle Asia Pacific

CARLISLE

Dear Shareholders:

2008 was a difficult year as we faced unprecedented raw material cost increases throughout the year and a slowing economy toward the end of the year. Many of the raw materials we purchase are oil-based and with the price of oil increasing almost daily during the summer months, many of our oil-based feed stocks increased 50% to 100%. We also had cost escalations in steel and steel-based products. The inflationary impact on our material costs year-over-year was in excess of $100 million at Carlisle Construction Materials and Carlisle Tire & Wheel. While we were able to offset some of the raw material cost increases through price increases, in certain instances we were contractually obligated to hold our prices. In addition, many of our markets remained highly price competitive, preventing us from offsetting all of the raw material cost increases. As a result, our operating income suffered. Our operating income from continuing operations for 2008 was $244.9 million, down 12.9% compared to the prior year.

Despite the profit pressure, we generated record level sales in 2008 driven by organic growth in most of our businesses, and growth by way of acquisition in Carlisle FoodService and Carlisle Interconnect Technologies. Our sales from continuing operations for the year were $2.97 billion, an increase of 11.0% over 2007. We had a number of businesses that enjoyed significant sales successes, led by Carlisle Industrial Brake & Friction, where they set both sales and earnings records, Carlisle Tire & Wheel with the sale of agriculture tires, Carlisle FoodService with new janitorial/sanitation products, Carlisle Construction Materials that had very strong results selling thermoplastic membrane (TPO) roofing and insulation products, and Trail King which experienced a strong year in the sale of specialty trailers. We experienced lower demand in our lawn and garden tire business, residential roofing and our core foodservice businesses. These three product lines are closely aligned with residential construction and reflect the continued decline in housing starts in 2008.

Another major hurdle late in the year was the total loss of our Bowdon, Georgia tire and wheel plant to fire. Bowdon supplied agricultural tires and wheels to a variety of customers. Our people did an excellent job reacting to this very difficult situation, and within two weeks were producing tire and wheel assemblies for our agricultural customers in a nearby temporary facility just as our customers were beginning the busy part of their production cycles. The loss of the Bowdon facility is expected to be fully covered by insurance.

Cash management was a point of emphasis the entire year. We were aggressive managing our cash and we exceeded our cash conversion rate goal of 100%. We were able to pay down $173.9 million of debt in the fourth quarter. We also increased our dividend by 7%, making 2008 our 32nd consecutive year of dividend increases.

Underpinning the execution of our Strategic Objectives, which I introduced to you in this letter last year, is the worldwide implementation of the Carlisle Operating System (COS). COS, based on lean enterprise and six sigma principles, systematically drives continuous improvement company-wide. The first six months of implementation allowed us to begin streamlining our operations. In fact, COS was the catalyst that drove our decision to consolidate 23 plants and distribution centers into 13 facilities. The steps we took in 2008, while significant, only represent the beginning of this implementation process.

Beyond this significant change to our business culture, the following activity highlights our progress in the execution of our strategic initiatives - Growth, Margin Improvement, Globalization, Cash Management and People:

Carlisle's growth was strengthened by two acquisitions during 2008. In January, Carlisle FoodService acquired Dinex International, broadening our marketing reach into the non-commercial healthcare foodservice segment. Then in April, Tensolite acquired Carlyle Inc., a leading provider of cabling for the aerospace and defense industries. Following this acquisition, Tensolite and Carlyle were integrated and named Carlisle Interconnect Technologies (CIT). The addition of Carlyle has doubled the size of our wire and cable business and has further bolstered our position as a leading worldwide manufacturer of interconnect products for the aerospace, and test and measurement industries.

Carlisle Construction Materials (CCM), our commercial construction company, continued to strengthen its leadership position in what is now the largest segment of commercial roofing by adding a second thermoplastic membrane (TPO) line in our Tooele, UT facility. TPO has a wide range of applications for commercial buildings and is one example of our ability to capitalize on growth markets through product development and capital investment.

As our customers demand energy-efficient and environmentally friendly products, each of our businesses looks for innovative applications to meet customers' needs. CCM recently entered into an agreement with Solyndra, Inc. to deliver photovoltaic systems for use on commercial building roofs. This agreement allows CCM to be at the forefront of a practical location of renewable energy - the roof. CCM is also increasing the energy efficiency of our roofing products so that buildings will consume less energy. TPO roofs are white in color and have excellent reflectivity qualities required in southern climates where "cooling days" are the prevalent need. Johnson Truck Bodies introduced the RouteMax™ line of refrigerated truck bodies which feature environmentally clean refrigeration units that concurrently reduce operating and maintenance costs for our customers. Carlisle Industrial Brake & Friction (CIBF) entered the wind energy market with the introduction of emergency and directional control braking systems for wind turbines. Trail King has been one of the top suppliers to the wind energy transportation market and continues to innovate by developing new products directed at the transportation of wind generators throughout North America. It now takes an average of eleven trailers to support the installation of one wind generator, and a majority of those trailers are manufactured by Trail King. In 2009, Trail King will introduce a new line of live-bottom trailers where one of the uses will be transportation of grain to ethanol plants.

Product innovation and development are drivers of growth in our traditional markets as well. For instance, Carlisle Tire & Wheel (CTW) capitalized on the worldwide growth in agricultural markets by introducing 38 new agricultural tire sizes in 2008. New products were also the impetus for profitable growth with a new line of semi-pneumatic tires and wheels for agricultural implements, a line of wheels for the off-road market, and high-performance ATV tires. CIBF capitalized on a growing global agricultural and construction equipment market by designing and supplying braking systems for global manufacturers of tractor and mining equipment.

Margin improvement is one of our most important objectives. Our ability to achieve 15% operating margins will be enhanced with the implementation of COS, which will help us eliminate waste in our production and business processes. COS breeds a culture of continuous improvement, and we will see significant impact from our 2008 and 2009 efforts in 2010 and beyond. COS will drive us to become a leaner, more efficient company, which in turn will make us a stronger global competitor. Our management team's enthusiasm for COS is spawning change and they have provided superb leadership in the implementation of COS.

Our globalization efforts expanded significantly in 2008. We focused our attention on the Asia Pacific region, establishing our regional headquarters in Shanghai, China. We appointed an Asia Pacific management team and hired sales professionals for Carlisle Tire & Wheel, Carlisle FoodService, Carlisle Industrial Brake & Friction and Carlisle Interconnect Technologies. This group knows and understands the markets and culture in the region. Their sales activities are supported by our CTW, CIBF and CIT plants in China. The benefit of these additional management and sales professionals is already being realized as 2008 Asia Pacific sales grew 40% in 2008 over the prior year.

Our efforts were not only focused in Asia. We appointed distributors across the globe for many of our products. For instance, new sales distribution for Trail King was established in Scandinavia and Latin America, Carlisle FoodService added distributors in Europe and South America, and CIT added distributors in Europe. Similar activity will take place throughout 2009 as we drive to generate 30% of our sales from the global marketplace.

We made significant progress during 2008 toward our cash management objective as we exceeded our cash flow conversion goal. We continue to improve cash flow through aggressively managing inventory, making disciplined capital allocation decisions, improving our receivables collection rate and working closely with vendors to obtain favorable terms. The attention we are devoting to cash management is directed at providing the financial resources to reduce our debt, make strategic acquisitions, repurchase shares and to continue to pay dividends.

People are the heart of this company. The adoption of COS is energizing and engaging our employees more fully and involving them more directly in the challenges and successes of all of our businesses. To ensure that we have qualified people available to step into critical roles as we grow, we have implemented an Annual Organization Review process which helps identify our high-potential people. Once identified, these people are given a variety of opportunities and developmental training to prepare them for future assignments. We continue to strengthen our management bench, utilizing the unique backgrounds and expertise of our people. Our management team operates with a mindset that embraces continuous improvement, explores new avenues for growth, ensures leadership in the markets we serve, and fosters an environment of change.

During the year, we made a number of key management changes. Carol Lowe, formerly our Chief Financial Officer, was appointed President of Trail King. Jerry Thomsen, who had been Trail King's President, was named Executive Vice President, Carlisle Operating System with the responsibility of overseeing COS implementation throughout Carlisle. Steve Ford, our General Counsel, was appointed Chief Financial Officer.

Also important to Carlisle's ongoing financial success and growth is a highly qualified Board of Directors. We strengthened our Board this year by adding Robert G. Bohn, Chairman and CEO of Oshkosh Corporation, Gregg A. Ostrander, Executive Chairman of Michael Foods, Inc. and Terry D. Growcock, retired Chairman and CEO of The Manitowoc Company, Inc.

At the beginning of 2008, we moved our on-highway braking and power transmission businesses into Discontinued Operations with the intent to sell both businesses. We aggressively marketed both businesses during the year and were close to selling them when the banking crisis hit the world economy, softening the industries' appetite for acquisitions. The change in the banking environment has not deterred our resolve to sell both businesses and our efforts continue. How quickly we are able to sell these businesses is highly dependent upon the capital markets in 2009. During the sale process, we continued to manage these businesses as we did our ongoing operations. Our objective at the start of the year was to generate positive operating cash flow at both businesses in 2008 and we accomplished that goal. We have recorded an after-tax charge of $89.5 million in 2008 for certain asset impairments related to these two businesses.

We ended 2008 a stronger company and a more formidable global competitor. The transformation of Carlisle into a lean enterprise is just beginning. I am confident that we have a solid strategy, a process to move the Company forward and a strong management team and workforce in place to implement the strategy. Because of our people and processes, we will continue to be a financially strong and successful company in 2009 and beyond.

David A. Roberts

David A. Roberts
Chairman, President &
Chief Executive Officer



Sales from Continuing Operations
(in million $)


1,766
1,987
2,354
2,676
2,971
2004
2005
2006
2007
2008

Income from Continuing Operations
(in million $)


112
136
176
214
150
2004
2005
2006
2007
2008

Operating Cash Flow*
(in million $)


64
192
158
259
274
2004
2005
2006
2007
2008

* Excludes cash flows related to the account receivables securitization facility

Carlisle
S&P 500
Peer Group

The Peer Group Index includes Cooper Industries, Ltd., Crane Co., Danaher Corp., Dover Corp., Emerson Electric Co., General Electric, Harsco Corp., Illinois Tool Works Inc., Ingersoll-Rand Co., Ltd., ITT Corp., Parker Hannifin Corp., Pentair, Inc., Roper Industries, Inc., SPX Corp., Telefex Inc., Textron Inc., and United Technologies Corp. The company believes that these public companies have similar industrial characteristics and constitute an appropriate index.

The table to the right shows how a $100 investment in Carlisle Companies Incorporated has grown over the five-year period ending December 31, 2008 as compared to a $100 investment in the S&P 500 Composite Index and the Peer Group Index.

Five Year Performance Graph

The following graph shows a five-year comparison of cumulative total returns for Carlisle, the S&P 500 Composite Index and the Peer Group Index. All values assume the reinvestment of dividends.


$225
$200
$175
$150
$125
$100
$75
2003
2004
2005
2006
2007
2008

Year	Carlisle	S&P 500	Peer Group
2003	$ 100.00	$ 100.00	$ 100.00
2004	$ 110.06	$ 110.88	$ 121.20
2005	$ 120.73	$ 116.33	$ 131.76
2006	$ 140.64	$ 134.70	$ 153.60
2007	$ 136.20	$ 142.09	$ 198.60
2008	$ 79.40	$ 89.52	$ 113.13

Financial Summary

(In millions, except share and per share data)

Summary of Operations	2008	2007
Sales	$ 2,971.4	$ 2,676.2
Operating income	244.9	281.3
Income from continuing operations, net of tax	149.5	214.4
Net income	$ 55.8	$ 215.6
Weighted average shares (diluted, in thousands)	61,332	62,630
Earnings per share (diluted)		
Income from continuing operations	$ 2.44	$ 3.42
Net income	$ 0.91	$ 3.44
Dividends per share	$ 0.60	$ 0.56
Comparative Balance Sheet	**2008**	**2007**
Assets		
Current assets	$ 968.1	$ 1,023.1
Property, plant and equipment, net	470.7	463.9
Other assets	637.1	501.8
Total	$ 2,075.9	$ 1,988.8
Liabilities and Shareholders' equity		
Current liabilities	$ 442.5	$ 388.2
Long-term liabilities	539.3	481.7
Shareholders' equity	1,094.1	1,118.9
Total	$ 2,075.9	$ 1,988.8
Cash Flow	**2008**	**2007**
Operating cash flow	$ 274.2	$ 259.3
Capital spending	$ 68.0	$ 82.5

During the first three quarters of 2008, the U.S. commercial roofing market seemed insulated from ailments impacting the residential sector. By the fourth quarter, however, the country's financial troubles caught up to the segment and began exerting a daunting influence. Nevertheless, Carlisle Construction Materials (CCM) sales growth for 2008 was 8% over 2007, driven by continued growth in its white thermoplastic (TPO) roofing membrane and polyiso insulation.

2008 was a year of unprecedented volatility in raw material pricing driven by wild fluctuations in the cost of oil and natural gas. While several price increases were implemented throughout the year, these rising costs outpaced the price increases CCM was able to realize which negatively impacted our operating margins during the year.

CCM's TPO line continued to gain market share in commercial roofing at the expense of traditional asphaltic-based roofing systems. Capitalizing on this trend, CCM added a second TPO line in Tooele, UT, its fourth line overall. Additional capital expenditures allowed the company to expand its manufacturing capabilities, adding complementary components to its TPO roof offering such as walkway pads and flashing accessories. This positions CCM to maintain its leadership in what has become the largest segment of the commercial roofing market.

CCM has long been the leader in identifying, developing and serving niche markets in the commercial construction market. The sustainable building movement, which seeks to increase the efficiency with which buildings consume resources while minimizing their impact on people and the environment, is a rapidly growing market. Heating, cooling and lighting of commercial buildings now account for over 39%* of the energy consumed in the United States so sustainable building promises to be a growth platform for us. CCM's breadth of product offerings allows us to meet the growing demand for sustainable design and construction. CCM's Design Services personnel can assist architects and building owners seeking LEED® (Leadership in Energy and Environmental Design) certification for their projects.

CCM has long been a proponent of lean manufacturing and now, with the additional resources of the Carlisle Operating System, lean philosophies and processes are being further driven throughout our manufacturing and office facilities. An additional benefit is a workforce that is even more engaged and energized to constantly improve our activities and eliminate anything that does not add value.

CCM recognized early on that rooftops offer support in the production of solar power and for that reason formed Carlisle Energy Services. This division provides rooftop photovoltaic (PV) systems for the commercial roofing market, integrating leading-edge PV technology with CCM's forty years of rooftop experience. Carlisle's Tooele, UT TPO facility is now partly powered by a Carlisle PV system.

While construction of new buildings is likely to be negatively impacted by the global financial situation, the need to replace existing roofs will continue to provide opportunities for CCM. Carlisle offers a wide range of replacement roofing options, including many that do not require the removal of the existing roof, reducing costs and minimizing waste destined for landfills. Our proprietary sales tools allow the building owner to preview the life cycle cost of different replacement options, fostering a longer-term view of roof asset ownership that often results in additional insulation being installed during roof replacement. A growing awareness of the role that correct roofing design plays in a building's energy consumption, now supported by increased insulation requirements in building codes, will allow CCM to capitalize on our investment in insulation plants.

*According to the U.S. Green Building Council









Carlisle Construction Materials









Carlisle Tire & Wheel






BLACK ROCK

The majority of Carlisle Tire & Wheel's (CTW) business, which consists of tires and wheels for outdoor power equipment, ATVs, agriculture and construction equipment, high-speed trailers and styled wheels for the automotive after-market, was down in 2008 due to lower demand in our core markets, a reduction in consumer confidence, and the tightening of consumer credit markets. Declining volumes in our traditionally strong markets were offset with significant price increases throughout the year due to the unprecedented rise in commodity raw material costs. However, our margins declined during the year as the price increases did not fully offset the increase we saw in raw materials.

We made a number of strategic moves during the year that will position us for more profitable growth: we upgraded the management team with a new VP of Finance, VP of Manufacturing, VP of Sales and Marketing, Director of Human Resources, and Director of Distribution & Customer Service. Our new management team is a strategic mix of key talent from within CTW in addition to some strong industry veterans from outside of the company. We also established a Business Development Team in Asia to increase sales throughout the region. We opened a 660,000-square-foot distribution center in McDonough, GA to consolidate our smaller, regional distribution points and better serve the southeastern U.S. market. This new state-of-the-art facility allows us to consolidate five regional warehouses into one and features a warehouse management system with a fully automated inbound and outbound sorting system.

During 2008, we began implementing the Carlisle Operating System (COS) which is based on lean principles. COS will drive efficiency improvements throughout the company. Our investment in this comprehensive manufacturing and operational overhaul is projected to generate savings and inventory reductions for CTW in 2009.

A significant growth market in 2008 for CTW was agriculture. We introduced 38 new agriculture tires during the year and upgraded our Carlisle, PA tire plant to accommodate this growth. Additional new sizes and models will be introduced in 2009 and 2010. We also experienced significant growth in the sale of our semi-pneumatic tires and wheels for agriculture seeding machines.

CTW is introducing a new line of steel and aluminum wheels for the off-road market named BlackRock™. We expect this to be a key driver of growth for our styled wheel business in 2009. We also developed a number of new styles of ATV tires for the recreational rider as well as high-performance enthusiasts. In 2008, a number of our ATV tires were approved for sale in Europe and we are looking forward to expanding in that growth market.

To further improve margins, we consolidated seven of our North American distribution centers into existing facilities. In early 2009, another facility in Georgia will be consolidated into the McDonough, GA operation. Additionally, the three wheel manufacturing facilities in California will be consolidated into the Ontario, CA plant, reducing square footage, inventory, personnel and intercompany freight. The benefit of these consolidations will begin to be realized in 2009. 2008 was a tough year but was a year of strategic positioning for profitable growth.


BLACK ROCK



The primary driver of Trail King's growth in revenue during 2008 was an increase in the volume of specialized trailers that was offset by a reduction in volume in our construction and live-bottom segments. Additional revenue growth came from price increases implemented as a result of the unprecedented raw material cost increases we experienced throughout the year.

We made significant progress towards achieving our goal of growing our specialized trailer business, which accounted for 39% of 2008 sales compared with 29% in 2007. This growth included a number of trailers we introduced in the last few years: specialized designs for the energy market, including steerable dollies to haul wind turbine towers; double extendable trailers to haul wind turbine blades; suspension beam trailers with capacity of up to one million pounds to haul heavyweight components for large power generating plants; and hydraulic sliding-tail trailers, developed for the rental market to enhance scalability and improve loading angle. Additionally in 2008, we developed new distribution capabilities in Scandanavia and Latin America to leverage our specialized trailers in these emerging markets. In 2009, we will be introducing new live-bottom models for the construction and agricultural markets as well as new extendable trailers for the European market.

Organic growth in 2008 was aided by additional capacity that was created at our West Fargo, ND plant. The West Fargo operation expanded to a new 160,000-square-foot facility that is efficiently designed for our unique production requirements.

In November, Carlisle appointed Carol Lowe, previously Carlisle Companies' Vice President and Chief Financial Officer, President of Trail King. Jerry Thomson, former Trail King President, was named Executive Vice President to oversee the implementation and ongoing management of the Carlisle Operating System (COS) throughout all of Carlisle's companies. These key personnel moves are one example of how Carlisle is deepening the strength of our senior management team while drawing on the diverse talents of our seasoned executives. Additionally, we are expanding our Carlisle Talent Development Process at Trail King to augment succession planning throughout our operations.

The incorporation of COS throughout Trail King's operations will improve labor productivity, decrease work-in-process inventory and increase velocity throughout our plants. These improvements will allow us to improve our service, product lines and responsiveness to our customers and position us for increased market leadership in our focus markets.






OVERSIZE LOAD
TURNER
TRAIL KING

Trail King Industries


TRAIL KING






FER 2008
TABLETOP &
SERVINGWARE
AWARD
WINNER

Carlisle FoodService Products







Carlisle FoodService Products (CFSP) kicked off 2008 by acquiring Dinex International, a leading manufacturer of healthcare meal delivery systems. The addition of Dinex broadens the marketing reach of CFSP into the high-growth noncommercial healthcare segment. The integration of Dinex into CFSP is virtually complete with projected synergies already being realized. Dinex was already well-positioned for international growth in 2009 when it became part of our foodservice operations; this will be augmented by recent enhancements to the CFSP sales and marketing programs in Europe, as well as sales team and manufacturing operation infrastructure developments in Asia.

CFSP launched over 100 new products in 2008 designed to address operator needs and foodservice industry trends. For example, we added a decorated line of melamine displayware that is used to enhance the appearance of buffets and supermarket deli display cases. This line won the 2008 Foodservice Reports' Tabletop and Servingware Award for innovation in tabletop design. We also continued to grow our waste handling business by adding a line of recycling cans that capitalizes on the growing trend of environmental responsibility in both the foodservice and sanitary maintenance industries.

During 2009, CFSP plans to launch the first National Sanitation Foundation-listed and approved tumbler. Both the glass-like design and the safety listing are of particular interest to national restaurant chains. CFSP is enhancing our market leadership position in food storage and handling equipment by introducing the first line of food pan lids that fit not only our products, but also all major competitors' products. This will secure our position with our existing customer base and help our efforts to displace competitors.

In May 2008, Carlisle's Board of Directors approved plans for a manufacturing and logistics operation in China. This new facility will open in the first half of 2009 and is in furtherance of CFSP's global manufacturing strategy. Products targeted for production in China improve not only our global cost position but further mitigate service barriers by having our products on the ground in Asia to support well-established customers in that region.

In June 2008, CFSP was the first division to kick off the company-wide Carlisle Operating System (COS) focusing on lean principles. Improved inventory turns supported by COS initiatives continued to help CFSP improve our cash conversion rate. While the 2008 economy was a challenge throughout our industry, we made significant progress in positioning CFSP for profitable growth.







In April 2008, Tensolite acquired Carlyle Inc., a leading provider of sophisticated cabling configurations and interconnect solutions for the aerospace and defense industries. This strategic addition doubled the size of Tensolite and combined the experience, cutting-edge technologies and state-of-the-art products of the two companies. Tensolite and Carlyle created "Carlisle Interconnect Technologies" and joining these two companies together has further cemented us as a worldwide leader in the manufacture of interconnect solutions for the commercial aerospace industry. Tensolite has officially changed its name to Carlisle Interconnect Technologies (CIT) to better align the name of the company with the breadth of the product line and to capitalize on the strength of the Carlisle brand.

Underpinning all of our operational efforts is the implementation of the Carlisle Operating System (COS). CIT is rolling out COS through all of its operations to improve every aspect of our business. COS has fortified our strong manufacturing and operational focus on lean principles. We employed COS techniques to accelerate the integration of the Carlyle acquisition and were able to immediately reduce lead times and improve manufacturing efficiencies. COS will be a vital part of every facility and department, including our China-based cable assembly operations.

CIT's China operations doubled in size in 2008 over the prior year and our expectation is that it will expand another 50% in 2009 as we continue to enhance our manufacturing capabilities by adding more sophisticated processes to the facility. The China operation is critical to CIT's global manufacturing strategy. Future plans include more aerospace production and bulk cable manufacturing capabilities. CIT is developing a strong sales and marketing presence in China to meet the growing need for our products throughout the Asia Pacific region. All of these initiatives are designed to support the corporate goal of 30% of sales into international markets.

CIT is uniquely positioned to capitalize on the strong up-cycle that is occurring in the commercial aerospace industry. Our products are found on every Boeing commercial aircraft and on most Airbus programs. CIT's content on the Boeing 787 is ten times that of any previous program. Not only are our cables and interconnect solutions being installed on new aircraft, they are being used extensively as airline companies worldwide retrofit their aircraft by installing Inflight Entertainment Systems (IFE) to upgrade their passengers' flight experiences.

CIT is projecting solid organic growth over the next three years, fueled by our excellent position at Boeing on the 787 and at all the major IFE OEMs. Additionally, CIT IFE products are found on every Airbus A380 produced, and production is ramping up in 2009. Our RF business has built a solid momentum heading into 2009 and is focused on the very active Defense Electronics segment of the military marketplace. Our capabilities to provide low-cost manufacturing improved with the doubling of the size of our facility in Dongguan, China. The outsourcing trend occurring at our large OEM customers also provides significant organic growth opportunities. Increased sharing of resources will continue in our plants through 2009 as we look to maximize our efficiencies. COS will guide this process as we exploit every opportunity to provide high quality, low-cost products and the best service to our customers.









Carlisle Interconnect Technologies








TIE-DOWN
TIE-DOWN

Carlisle Industrial Brake & Friction







Carlisle Industrial Brake & Friction (CIBF) enjoys a truly "global" demand for its products which are sold in most regions of the world. In 2008, CIBF sales outside the U.S. approximated half of our total sales. We will continue to expand our manufacturing operations in the Asia Pacific region during 2009 as many of our top customers are establishing facilities in the region, and "local" content is an integral part of their manufacturing strategy. CIBF plans to increase investment in manufacturing capacity at Carlisle's Hangzhou, China facility as well as expand our local sales force and establish a group of strong channel partners across the Asia Pacific region.

Despite a difficult global economic environment, CIBF experienced solid growth in 2008, particularly in the mining, agricultural and military markets. The launch of the RT7000 parking brake for the AM General Military Hummer added substantial volume to CIBF's base. For most of the year, the agricultural market provided robust growth in products manufactured in our Pontypool, U.K. facility.

While we expect 2009 to be a year of challenge for our global customers and the markets they serve, CIBF remains positive in our outlook. We expect to see continued growth in the military arena with new products and by entering another new market – wind/energy. We believe alternative energy will be a key focus of global investment in the years to come. In 2009, we will enter that market with a series of new products for wind turbines, specifically in the application of emergency stopping and directional control.

CIBF improved margins in 2008 driven by substantial investment in new machining equipment and facilities at the Bloomington, IN and Pontypool, U.K. plants. These investments produced impressive reductions in downtime, rework, repair and maintenance expense while enabling improvements in on-time delivery and overall product quality. 2008 saw CIBF make significant inroads in the utilization of low-cost country sourcing. Coupled with investment in Carlisle's Hangzhou, China facility, CIBF saw our globalization efforts on the insourcing and production process provide solid returns.

CIBF took a significant step in improving our operating processes with the implementation of the Carlisle Operating System (COS). Full implementation of COS will result in process efficiencies, labor savings and improved customer satisfaction. As more COS lean initiatives are implemented, continued margin expansion is anticipated.

CIBF maintained high levels of cash conversion during 2008 with a sustained focus on aged receivables collection which has resulted in an improvement in cash flow from operations that exceeded 50%. Going forward, with the full implementation of COS, reduction in inventory will become a significant focus for cash flow improvement.

2008 saw substantial change in the CIBF organization, which was geared to address the challenges of an increasingly global economy and the need for continuous improvement in our business capabilities and profitability. Enhancements were made to our Finance, R&D and Sales staffs to augment CIBF's ability to expand sales, especially in the Asia Pacific region, and to enable us to launch more new products into our target markets. Specifically, a Business Development Director was added, targeting growth in the Asia Pacific region and wind/energy markets. Two new plant managers were hired, both with significant experience in lean techniques and modern plant operations. These developments have strengthened the CIBF and Carlisle management teams.







Early in 2008, Carlisle Asia Pacific took significant steps towards Carlisle's five year goal to secure 30% of our total sales from outside North America. With that goal clearly in focus, 2008 became a year of strategic positioning for Carlisle's sales and marketing operations in the Asia Pacific region. These targeted businesses include Carlisle Construction Materials, Carlisle Tire & Wheel, Carlisle Industrial Brake & Friction, Carlisle FoodService and Carlisle Interconnect Technologies. Carlisle has been manufacturing in the region since 1991, and these efforts have laid a solid base from which to significantly boost sales throughout the Asia Pacific region. During 2008, we were engaged in in-depth planning as the magnitude of the global growth we plan to achieve requires that we move from an opportunistic, export-based approach, to a model based on leadership in the region with localized sales, marketing and support functions. We've already begun to benefit from these growth-focused initiatives as Asia Pacific sales increased 40% in 2008 over the prior year.

We filled a number of key management positions during the year with "Asia-seasoned" candidates who know our markets and understand the business landscape of the region. With this team in place, we are ready to build the infrastructure needed for our projected growth. We also took steps to further develop our global sourcing center in Shanghai to centralize procurement while leveraging the local supplier base, resulting in cost savings for all our business units. Through the use of our Shanghai global sourcing center we realized significant savings during 2008 and identified several opportunities which will have an even greater impact during 2009.

Our Asia Pacific operations are partnering with Carlisle's core businesses and realizing the benefits of implementing the Carlisle Operating System as we increase regional capability, capacity and competency. We are in the early phases of this initiative and the payoffs are very promising.

Our investments in our operations within the rapidly growing Asia Pacific region – as well as opportunities on other continents around the world – will help define Carlisle as a diversified manufacturing company with a sizable global presence in the future. Participation in these emerging markets, investment in being the "local" choice for our products, and acquiring and developing strong global management talent will be one of the cornerstones of our future growth.

The markets have been analyzed, the strategies have been set, the management team has been built, and we are ready to drive towards our goal of 30% of sales outside North America.







Carlisle
Asia
Pacific







Johnson Truck Bodies

2008 was the second consecutive year of a downturn in the transportation industry that nonetheless presented opportunities for Johnson Truck Bodies. Our focus on lean manufacturing through implementation of the Carlisle Operating System, innovative product development, and green technology enhancements resulted in a 23% increase in sales and a substantial increase in earnings over 2007.

Our RouteMax™ line of refrigerated truck bodies, introduced in 2007, and featuring low-cost environmentally clean operation, has created an emerging trend toward "all electric" refrigeration solutions throughout the transportation industry. RouteMax™ is powered by the truck's electrical system during operation, accelerating temperature recovery and extending route deliveries to twenty or more hours, and features an overnight plug-in to maintain temperature. This new generation of clean refrigeration systems reduces operation and maintenance costs by over 80% compared to traditional diesel powered mechanical systems.

Consolidation has been taking place in our customer base resulting in fewer customers who have greater purchasing power. Our well-performing, cost-effective product line, coupled with our trusted brand and reputation for excellent customer service, positions us well in this environment. We are continuing to extend our geographic reach and are targeting the West Coast, Canada, and Mexico with our traditional cold plate systems, RouteMax™ and ElectriMax™ refrigeration systems.

For 76 years the Johnson name has meant value and quality as many of our truck bodies have stayed in service for fifteen or more years, outlasting multiple truck chassis. We continue to lead the industry in technological advances, green technology enhancements and first-to-market responses to customer demands. While 2008 was a challenging market, we are well positioned to continue to be the refrigerated truck system supplier of choice.


Advanced Refrigeration
ROUTEMAX


ROUTEMAX


Johnson
Refrigerated Truck Bodies

Board of Directors

Robert G. Bohn (b) (e)
Chairman & CEO, Oshkosh Corporation

Donald G. Calder (a) (c) (d)
President, G.L. Ohrstrom & Co., Inc.

Robin S. Callahan (a) (b) (d)
Past General Manager
Distribution and Marketing, IBM

Paul J. Choquette, Jr. (b) (d) (e)
Chairman and Chief Executive Officer,
Gilbane, Inc.

Terry D. Growcock (b) (c) (e)
Former Chairman, President and Chief Executive Officer, The Manitowac Co., Inc.

Peter L. A. Jamieson (a) (b) (e)
Director, Jardine Strategic Holdings, Ltd.

Peter F. Krogh (b) (c) (e)
Dean Emeritus and Distinguished Professor of International Affairs, Georgetown University, School of Foreign Service

Stephen P. Munn (d)
Lead Director
Former Chairman, President and Chief Executive Officer, Carlisle Companies Inc.

Gregg A. Ostrander (a) (b)
Executive Chairman, Michael Foods, Inc.

David A. Roberts (d)
Chairman, President and Chief Executive Officer, Carlisle Companies Inc.

Lawrence A. Sala (a) (c) (d)
Chairman, Chief Executive Officer and President, Anaren, Inc.

Magalen C. Webert (c) (e)
Investor in various corporations

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Corporate Governance and Nominating Committee
(d) Member of Executive Committee
(e) Member of Pension and Benefits Committee

Officers

David A. Roberts
Chairman, President and
Chief Executive Officer

John W. Altmeyer
Group President,
Carlisle Construction Materials

Steven J. Ford
Vice President, Chief Financial Officer,
Secretary and General Counsel

Kevin G. Forster
President, Asia Pacific

D. Christian Koch
President, Carlisle Industrial
Brake & Friction

Carol P. Lowe
President, Trail King Industries

Michael D. Popielec
Group President,
Carlisle Applied Technologies

Scott C. Selbach
Vice President,
Corporate Development

Fred A. Sutter
Group President,
Carlisle Transportation Products

Charles D. Siczek
Controller and Chief Accounting Officer

Jerry N. Thomsen
Executive Vice President,
Carlisle Operating System

Investor Information

Annual Meeting:
Monday, April 20, 2009 at 12:00 noon (Eastern) at Carlisle's Corporate Office

10-K Reports:
Are available online from the SEC, by written request to the Secretary, or at the company's website: www.carlisle.com

Change of Address, Dividend Checks, Lost Certificates and Ownership Transfers:
Contact the Registrar, Transfer and Dividend Disbursing Agent for the Company: Computershare Investor Services, LLC, 2 North LaSalle, Chicago, Illinois 60602, 1.800.897.9071 or via the Internet: www-us.computershare.com

Dividend Reinvestment Plan:
Shareholders may elect to have regular cash dividends automatically reinvested in the company's common stock and periodically, additional shares may be purchased for cash. Brokerage commissions and all other service charges are paid for by the Company. For detailed information, contact: Computershare Investor Services, LLC, 2 North LaSalle, Chicago, Illinois 60602, 1.800.897.9071 or via the Internet: www-us.computershare.com

Exchange Listing:
The Company's ticker symbol on the New York Stock Exchange is CSL.

Shareholder Services:
1.800.897.9071

Website:
www.carlisle.com

CARLISLE

Carlisle Companies Incorporated
13925 Ballantyne Corporate Place Suite 400
Charlotte, North Carolina 28277
704.501.1100 • www.carlisle.com

END